SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2026

Commission File Number 1-34129

AXIA Energia S.A.

(Exact name of registrant as specified in its charter)

AXIA Energia S.A.

(Translation of Registrant's name into English)

Avenida Graça Aranha, 26
Centro, CEP 20030-900
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Settlement of the 11th Debenture Issuance – AXIA Energia

Rio de Janeiro, July 28, 2026 – AXIA Energia S.A. (“Company” or “AXIA Energia”) hereby informs that, in addition to the Material Fact disclosed on July 17, 2026, the settlement of its 11th issuance of simple, non-convertible, unsecured debentures, in a single series, has taken place on this date.

The debentures, which benefit from the tax incentive provided for under Law No. 12,431/2011, were the object of a public offering conducted under the automatic registration regime, in accordance with CVM Resolution No. 160/2022, and were intended exclusively for professional investors, pursuant to the applicable regulations.

The table below summarizes the final terms obtained and the allocation of the offering settled hereby:

AXIA Energia – 11th Issuance
Series	Single Series
Issue Amount	BRL 500 million
Type / Guarantee	Unsecured
Issuance Type	Tax Incentivized, pursuant to Law No. 12,431
Interest Payments	Semiannual, without a grace period
Number of Debentures	500 thousand
Amortization	Annual installments, starting in the 8th year (July 15, 2034, July 15, 2035, and July 15, 2036)
Remuneration (considering the bookbuilding outcome)	IPCA + 7.9537% p.a.
Total Term and Maturity	10 years – July 15, 2036

More information about AXIA Energia’s debentures referred to in this Market Announcement is available on the CVM website (www.gov.br/cvm) and on the Company’s website (https://ri.axia.com.br/).

Eduardo Haiama

Vice President of Finance and Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2026

AXIA Energia S.A.

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.